Exhibit 17

December 31, 2012

Board of Directors
Progaming Platforms Corp.

Re: Resignation

Gentlemen:

Effective December 31, 2012, I hereby resign as the CFO of Progaming Platforms Corp. I have had no disagreements with the Registrant’s operations, policies or practices. I am resigning as CFO so that I can devote my professional to another company.

Very truly yours,

/s/ Asher Zwebner